UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
Amendment No. 5

Culp, Inc.
(Name of Issuer)
Common Stock, par value $0.05 per share
(Title of Class of Securities)
230215 10 5
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	230215 10 5	SCHEDULE 13G	Page	2	of	7	Pages

1	NAME OF REPORTING PERSON R. Scott Asen I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,356,400*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		140,000**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,356,400*

WITH	8	SHARED DISPOSITIVE POWER

140,000**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,496,400 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not Applicable ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	230215 10 5	SCHEDULE 13G	Page	3	of	7	Pages
* Includes 61,700 shares held by a certain charitable foundation of which the Reporting Person is a trustee. The other two trustees have designated investment authority for the foundation to the Reporting Person. The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest (see Item 4).
** Consists of shares held by certain Managed Accounts, as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest (see Item 4).
This Amendment No. 5 amends the Statements on Schedule 13G filed by the Reporting Person with the United States Securities and Exchange Commission on December 18, 2006, January 31, 2007, July 10, 2007, January 21, 2009 and January 19, 2010.

CUSIP No.	230215 10 5	SCHEDULE 13G	Page	4	of	7	Pages

Item 1(a).	Name of Issuer:
          Culp, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
          1823 Eastchester Drive
          High Point, NC 27265

Item 2(a).	Name of Person Filing:
          R. Scott Asen (the “Reporting Person”)

Item 2(b).	Address of Principal Business Offices or, if none, Residence:
          Asen and Co.
          222 1/2 East 49th Street.
          New York, New York 10017

Item 2(c).	Citizenship:
          The Reporting Person is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:
          Common Stock, par value $0.05 per share

Item 2(e).	CUSIP Number:
          230215 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
          Not applicable.

Item 4.	Ownership
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount beneficially owned:

CUSIP No.	230215 10 5	SCHEDULE 13G	Page	5	of	7	Pages
          The Reporting Person directly owns 1,294,700 shares. The Reporting Person is a trustee of the Asen Foundation (the “Foundation”), a not-for-profit foundation, and has been delegated investment authority for the Foundation by the other two trustees of the Foundation, which owns 61,700 shares. The Reporting Person is the President of Asen and Co., which provides certain advisory services to accounts (the “Managed Accounts”) that own 140,000 shares. The Reporting Person may be deemed to beneficially own the shares held by the Foundation and by the Managed Accounts, but the Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.
     (b) Percent of class:
          11.3%, consisting of: (1) 1,294,700 shares owned directly by the Reporting Person, which represent approximately 9.8% of the issued and outstanding shares of Common Stock of the Issuer, (2) 61,700 shares owned by the Foundation, which represent approximately 0.5% of the issued and outstanding shares of Common Stock of the issuer and (3) 140,000 shares owned by the Managed Accounts, which represent approximately 1.0% of the issued and outstanding shares of Common Stock of the issuer.
          The foregoing percentages are calculated based on 13,198,939 shares of Common Stock outstanding as of October 31, 2010, as reported in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2010.
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or direct the vote:
               The Reporting Person has sole voting power over 1,294,700 shares which he owns directly. The Reporting Person has sole voting power over 61,700 shares which are owned by the Foundation and as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest.
          (ii) Shared power to vote or direct the vote:
               The Reporting Person has shared voting power over 140,000 shares owned by the Managed Accounts. The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.
          (iii) Sole power to dispose or to direct the disposition of:
               The Reporting Person has sole voting power over 1,294,700 shares which he owns directly. The Reporting Person has sole voting power over 61,700 shares which are owned by

CUSIP No.	230215 10 5	SCHEDULE 13G	Page	6	of	7	Pages
the Foundation and as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest.
          (iv) Shared power to dispose or to direct the disposition of:
               The Reporting Person has shared voting power over 140,000 shares owned by the Managed Accounts. The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.

Item 5.	Ownership of Five Percent or Less of a Class.
               Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
               See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
               Not applicable

Item 8.	Identification and Classification of Members of the Group.
               Not applicable

Item 9.	Notice of Dissolution of Group.
               Not applicable

Item 10.	Certification.
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	230215 10 5	SCHEDULE 13G	Page	7	of	7	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2011
By:	/s/ R. Scott Asen
R. Scott Asen